SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For July 29, 2002

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

(Exact name of registrant as specified in its charter)

Energy Company of Minas Gerais

(Translation of registrant's name into English)

Avenida Barbacena, 1200
30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

This report on Form 6-K contains 5 pages, including exhibits. See exhibit index on page 3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

By: ______________________
Name: Cristiano Corrêa de Barros
Title: Chief Financial Officer

Date: July 29, 2002

EXHIBIT INDEX

Exhibit 1

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

SUMMONS TO EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

CEMIG's shareholders are hereby summoned to the Extraordinary General Shareholders' Meeting to be held on August 6, 2002 at 10:00 a.m. (Belo Horizonte, Brazil time) at CEMIG's headquarters, located at Avenida Barbacena, 1200 - 18th floor, in the city of Belo Horizonte, State of Minas Gerais, Brazil, to deliberate on the resignation and election of members of the Board of Directors and their respective alternates and the adoption of cumulative voting.

In accordance with Article 3 of Instruction No. 165 of December 11, 1991 of the *Comissão de Valores Mobiliários* (Brazilian Securities Commission), a minimum of 5 per cent (5%) of a company's voting capital is required to be present to adopt cumulative voting for the election of members of the Board of Directors.

Belo Horizonte, July 18, 2002

Djalma Bastos de Morais
Chairman

Certain statements and assumptions contained herein are forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results could differ materially from those expressed or implied in such statements.